UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                        REDHOOK ALE BREWERY, INCORPORATED
                                (Name of Issuer)

                          COMMON STOCK, par value $.005
                         (Title of Class of Securities)

                                   757473 10 3
                                 (CUSIP Number)

                                 THOMAS LARSON
                         ANHEUSER-BUSCH COMPANIES, INC.
                                One Busch Place
                           St. Louis, MO 63118-1852
                          Telephone:  (314) 577-3582
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 May 18, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D
                              (Am. No.1)
---------------------                                  -------------------
CUSIP No. 757473 10 3                                  Page 2 of 13 Pages
---------------------                                  -------------------
==========================================================================
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only)

     Anheuser-Busch Companies, Inc.; 43-1162835
--------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See instructions)
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------
4.   Source of Funds (see instructions)

     WC
--------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [  ]
--------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------
                7.  Sole Voting Power
Number of           2,243,342
Shares         -----------------------------------------------------------
Beneficially    8.  Shared Voting Power
Owned by             - 0 -
Each           -----------------------------------------------------------
Reporting       9.  Sole Dispositive Power
Person              2,243,342*
With           -----------------------------------------------------------
               10.  Shared Dispositive Power
                     - 0 -
               -----------------------------------------------------------
                   *Shares are subject to contractual restrictions on
                    transfer. See item 4.
--------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,243,342
--------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)

     [  ]
--------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     29.8%
--------------------------------------------------------------------------
14.  Type of Reporting Person (See instructions)

     CO
==========================================================================

                             SCHEDULE 13D
                              (Am. No.1)
---------------------                                  -------------------
CUSIP No. 757473 10 3                                  Page 3 of 13 Pages
---------------------                                  -------------------
==========================================================================
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (entities only)

     Busch Investment Corporation; 51-0308458
--------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See instructions)
     (a) [X]
     (b) [ ]
--------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------
4.   Source of Funds (see instructions)

     WC
--------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [  ]
--------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------
                7.  Sole Voting Power
Number of           2,243,342
Shares         -----------------------------------------------------------
Beneficially    8.  Shared Voting Power
Owned by             - 0 -
Each           -----------------------------------------------------------
Reporting       9.  Sole Dispositive Power
Person              2,243,342*
With           -----------------------------------------------------------
               10.  Shared Dispositive Power
                     - 0 -
               -----------------------------------------------------------
                   *Shares are subject to contractual restrictions on
                    transfer. See item 4.
--------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,243,342
--------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)

     [  ]
--------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     29.8%
--------------------------------------------------------------------------
14.  Type of Reporting Person (See instructions)

     CO
==========================================================================

                             SCHEDULE 13D
                              (Am. No.1)
---------------------                                  -------------------
CUSIP No. 757473 10 3                                  Page 4 of 13 Pages
---------------------                                  -------------------

Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, this Amendment No. 1 amends the Schedule 13D dated August 22, 1995 filed in paper format with the Securities and Exchange Commission (the "SEC") by the Reporting Persons. Pursuant to Rule 101(a)(2)(ii) of the SEC's Regulation S-T, this Amendment amends and restates the text of such Schedule 13D.

Item 1.  Security and Issuer.

     This statement relates to the shares of common stock (the "Common Stock") of Redhook Ale Brewery Incorporated, a Washington corporation (the "Company"). The address of the Company's principal executive office is 14300 NE 145th Street, Suite 210, Woodinville, Washington 98072.

Item 2.  Identity and Background.

     The persons filing this statement are Busch Investment Corporation, a Delaware corporation (the "Busch Investment") whose principal address is 1220 North Market Street, Suite 606, Wilmington, Delaware 19801, and Busch Investment's parent corporation, Anheuser-Busch Companies, Inc., a Delaware corporation ("A-B") whose principal address is One Busch Place, St. Louis, Missouri 63118-1852. (A-B and Busch Investment are referred to collectively as the "Busch Entities".) Attached hereto as Schedules I and II, respectively, are lists of all directors and executive officers of Busch Investment and A-B, including their business addresses and information concerning the principal employment of each.

     Neither Busch Investment, A-B nor any of the persons listed on Schedule I and II hereto has, during the last five years, been convicted in a criminal proceeding, nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds of Other Consideration.

     Funds used by Busch Investment in acquiring the Common Stock were working capital funds of the Busch Entities.

Item 4. Purpose of the Transaction.

     In October 1994, Anheuser-Busch, Incorporated ("A-BI"), a wholly-owned subsidiary of A-B, entered into a distribution agreement with the Company (the "A-B Distribution Agreement") pursuant to which A-BI acts as exclusive distributor for the Company's products in those territories in which the Company did not already have a distributor. The Distribution Agreement is terminable by either party at December 31, 2004 and is otherwise not terminable unless certain conditions described therein are satisfied. In connection with the Distribution Agreement, A-BI and the Company entered into an investment agreement (the "A-B Investment Agreement") pursuant to which Busch Investment purchased 236,756 shares of Common Stock in October 1994 and 1,289,872 shares of Series B Preferred Stock ("Preferred Stock") in November 1994. Pursuant to contractual preemptive rights under the Investment Agreement, Busch Investment purchased an additional 716,714 shares of Common Stock on August 22, 1995. Busch Investment purchased Common Stock and Preferred Stock of the Company for investment purposes and to strengthen the alliance formed by the A-B Distribution Agreement.

                             SCHEDULE 13D
                              (Am. No.1)
---------------------                                  -------------------
CUSIP No. 757473 10 3                                  Page 5 of 13 Pages
---------------------                                  -------------------

     The Preferred Stock is (i) nontransferable (other than to A-B affiliates) without the Company's consent, unless first converted into Common Stock; (ii) convertible into Common Stock, initially at a 1:1 ratio (subject to anti-dilution adjustments in certain circumstances) at any time, or on December 31, 2004 if prior to such date the Company terminates the A-B Distribution Agreement on account of a material breach by A-BI, or in any case on December 31, 2014, unless earlier redeemed; (iii) not entitled to fixed dividends, except cumulative dividends equivalent to dividends declared on the Common Stock; (iv) to be redeemed on December 31, 2004 (at a price equal to the liquidation preference plus any unpaid accumulated dividends) if either party elects to terminate the A-B Distribution Agreement as of such date, or if terminated earlier by A-BI on the basis of a material breach by or insolvency of the Company; (v) entitled to vote (on an as-converted basis) along with the Common Stock on all matters submitted to shareholder vote, and entitled to specified representation on the Company's Board of Directors in the event that the Busch Entities' contractual Board representation rights (described below) are not fulfilled; and (vi) subject to a requirement that the consent of at least two-thirds of the outstanding shares of Preferred Stock is necessary in order to authorize, designate or issue any equity securities ranking equal or prior to the Preferred Stock as to dividend or liquidation rights or in order to amend the Company's Articles of Incorporation so as to adversely affect the rights of the Preferred Stock.

     After termination of the A-B Distribution Agreement under certain circumstances, shares of the Preferred Stock will, among other things, be transferable by the Busch Entities to unaffiliated third parties, and no longer convertible into Common Stock. Thereafter, the Preferred Stock will accrue dividends at a fixed rate to be established at such time payable quarterly, will no longer be entitled to vote on matters submitted to shareholders, except pursuant to voting rights required by Washington corporate law and a right to elect two additional directors to the Company's Board of Directors during any period in which dividends on the Preferred Stock are in arrears in an amount equal to dividends for four full quarters and, subject to a requirement that the consent of holders of at least two-thirds of the outstanding shares of Preferred Stock is necessary in order to authorize, designate or issue any equity securities ranking equal or prior to the Preferred Stock as to dividend or liquidation rights, in order to amend the Company's Articles of Incorporation so as to adversely affect the rights of the Preferred Stock, or in order to effect a liquidation or dissolution of the Company, a sale, lease or conveyance of substantially all of its property or business, or a merger or consolidation with another person.

     Under the A-B Investment Agreement and a related Registration Rights Agreement between the Company and A-BI, (i) the Company is obligated, under certain circumstances, to effect the registration under the Securities Act of 1933 (the "Act") of Common Stock and Preferred Stock held by the Busch Entities;
(ii) A-BI has agreed that neither it nor its affiliates will acquire any Common Stock, or any option, right or warrant to acquire, or security convertible or exchangeable into, Common Stock if such purchase or acquisition would result in A-BI and its affiliates holding in the aggregate in excess of 25% (prior to November 16, 1999) or 30% (prior to November 16, 2001) of the outstanding shares of Common Stock, calculated on a Fully Diluted Basis (the "A-B Standstill") (calculated based on the assumption that all outstanding shares of Preferred Stock and other convertible securities are converted into Common Stock, that all outstanding warrants and stock options (other than stock options granted to officers, directors and employees under the Company's option plans) have been exercised in full, and that all holdings of A-BI and its affiliated companies are aggregated). Certain increases in beneficial ownership by the Busch Entities resulting from involuntary acquisitions or decreases in the number of outstanding shares are excluded from the A-B Standstill. The A-B Standstill terminates prior to November 16, 2001 if (i) any person unaffiliated with A-BI directly or indirectly: (a) becomes a beneficial owner of, or enters into an agreement to acquire, commences a tender offer or exchange offer to acquire, or announces the intention to acquire and, in A-BI's reasonable judgment, has a reasonable likelihood of acquiring as a result thereof, 25% or more (prior to November 16, 1999) or 30% or more of the outstanding shares of Common Stock,

                             SCHEDULE 13D
                              (Am. No.1)
---------------------                                  -------------------
CUSIP No. 757473 10 3                                  Page 6 of 13 Pages
---------------------                                  -------------------

calculated on a Fully Diluted Basis; (b) enters into an agreement to consolidate with the Company or have the Company merged into or with it or to enter into a share exchange with the Company (other than any merger, consolidation or share exchange in which the holders of the Company's outstanding voting securities immediately preceding such transaction will, immediately after such transaction, own capital stock possessing more than 50% of the aggregate voting power and economic rights of the outstanding capital stock of the entities surviving such transaction); or (c) enters into an agreement to acquire all or substantially all of the Company's assets or certain trademarks or trade names; (ii) the Company announces its intention to enter into any agreement described above; or
(iii) continuing directors (defined for such purposes as directors as of August 17, 1995, directors subsequently elected whose nomination was approved by a majority of the continuing directors, and directors designated by the Busch Entities) cease to constitute at least a majority of the Company's Board of Directors. If the A-B Standstill is terminated but the contemplated underlying transaction giving rise to termination of the A-B Standstill does not in fact transpire, the A-B Standstill will be reinstated as if such event had not occurred if the Busch Entities have not increased their ownership above the standstill limitation in the interim.

     The A-B Investment Agreement imposes further restrictions on the ability of the Busch Entities to transfer Preferred Stock and Common Stock, including, subject to certain exceptions (including sales of less than 3% of the outstanding Common Stock, or sales pursuant to the exercise of registration rights), a limited right of first refusal in favor of the Company on proposed sales of Common Stock by the Busch Entities and an outright prohibition of sales by the Busch Entities of more than 12.5% of the Common Stock on a Fully Diluted Basis to any single person or group, or of sales of any Common Stock to brewers of malt beverages.

     Under the A-B Investment Agreement, the Busch Entities have the right, until November 16, 1999, to designate two nominees for election to the Company's Board of Directors (or if the Board of Directors has other than nine members, that number of nominees based on A-B's percentage ownership of the Common Stock as calculated on a Fully Diluted Basis, but not less than two). After November 16, 1999, the Busch Entities are entitled to designate that number of nominees based on their percentage ownership, but not less than two, so long as the Busch Entities hold at least 20% of the Common Stock on a Fully Diluted Basis. The Company is obligated to use reasonable efforts to cause the election of the nominees designated by the Busch Entities. If the designees are not elected, the Company is obligated to take certain remedial measures, and the Busch Entities are entitled to elect the same percentage of the directors by class voting under the terms of the Preferred Stock. The Busch Entities also generally have a contractual right to have one of their Board designees sit on each committee of the Company's Board of Directors.

     The Investment Agreement contains limitations on, among other matters, the Company's ability to issue equity securities, acquire or sell assets, amend its Articles of Incorporation or Bylaws and engage in merger transactions.

                             SCHEDULE 13D
                              (Am. No.1)
---------------------                                  -------------------
CUSIP No. 757473 10 3                                  Page 7 of 13 Pages
---------------------                                  -------------------

     Redhook and A-BI executed a term sheet dated as of May 18, 2004 describing proposed changes to the arrangements discussed above. Pursuant to the term sheet, the Busch Entities would exchange with Redhook all shares of Series B Preferred for shares of common stock that, together with the common stock already held by the Busch Entities, would represent approximately 34% of the outstanding common stock of Redhook, and $2,000,000. The obligations of the parties to consummate the transactions described in the term sheet are subject to agreement upon definitive documentation.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Busch Investment owns beneficially an aggregate of 2,243,342 shares of Common Stock, including 1,289,872 shares of Common Stock issuable upon conversion of the Preferred Stock. These shares comprise 29.8% of the aggregate outstanding shares of Common Stock (including shares of Common Stock issuable upon conversion of the Preferred Stock).

     (b) Busch Investment has sole power to vote and sole power to dispose or direct the disposition of all of the 2,243,342 shares of Common Stock owned beneficially by it; however, the Preferred Stock may not be sold or otherwise disposed of prior to conversion, and the Common Stock and the Preferred Stock held by Busch Investment are subject to certain contractual restrictions on transfer. See Item 4 above.

     (c)   None.

     (d)(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     For a description of the A-B Distribution Agreement and the A-B Investment Agreement, see Item 4 above. The description herein of certain terms of the A-B Distribution Agreement and the A-B Investment Agreement is subject to the terms of the complete agreements, which are incorporated by reference.

                             SCHEDULE 13D
                              (Am. No.1)
---------------------                                  -------------------
CUSIP No. 757473 10 3                                  Page 8 of 13 Pages
---------------------                                  -------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1.   Company's Articles of Incorporation, as amended and restated, filed as
Exhibit 3.1 to the Company's Registration Statement on Form S-1 No. 33-94166, which is incorporated herein by reference.

     2. Investment Agreement dated as of October 18, 1994 between the Company and A-BI, filed as Exhibit 10.4 to the Company's Registration Statement on Form S-1 No. 33-94166, which is incorporated herein by reference.

     3. Registration Rights Agreement dated October 18, 1994 between the Company and A-BI filed as Exhibit 10.7 to the Company's Registration Statement on Form S-1 No. 33-94166, which is incorporated herein by reference.

     4. Master Distribution Agreement dated as of October 18, 1994 between the Company and A-BI, filed as Exhibit 10.21 to the Company's Registration Statement on Form S-1 No. 33-94166, which is incorporated herein by reference.

     5. Letter Agreement dated as of July 31, 1995, between the Company and A-BI, filed as Exhibit 10.25 to the Company's Registration Statement on Form S-1, No. 33-94166, which is incorporated herein by reference.

     6. Amendment No. 1 dated as of June 26, 1996 to Master Distribution Agreement between the Company and A-BI, filed as Exhibit 10.30 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 1996, No. 0-26542, which is incorporated herein by reference.

     7. Consent, Waiver, and Amendment dated September 19, 1997, to Master Distribution Agreement between the Company and A-BI, filed as Exhibit 10.36 to the Company's quarterly report on Form 10-Q for the quarter ended September 30, 1997, No. 0-26542, which is incorporated by reference.

     8. Purchasing Agreement dated as of March 27, 1998, between the Company and A-BI, filed as Exhibit 10.37 to the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1998, No. 0-26542, which is incorporated by reference.

     9. Purchasing Agreement dated as of November 21, 2002, between the Company and A-BI, filed as Exhibit 10.21 to the Company's annual report on Form 10-K for the year ended December 31, 2002, No. 0-26542, which is incorporated by reference.

    10. Term Sheet dated May 18, 2004, between the Company and A-BI.

                             SCHEDULE 13D
                              (Am. No.1)
---------------------                                  -------------------
CUSIP No. 757473 10 3                                  Page 9 of 13 Pages
---------------------                                  -------------------

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 19, 2004

ANHEUSER-BUSCH COMPANIES, INC.

By: /s/ W. RANDOLPH BAKER
Name:   W. Randolph Baker
Title: Vice President and Chief Financial Officer


BUSCH INVESTMENT CORPORATION


By: /s/ DAVID C. SAUERHOFF
Name:   David C. Sauerhoff
Title: Treasurer

                             SCHEDULE 13D
                              (Am. No.1)
---------------------                                  -------------------
CUSIP No. 757473 10 3                                  Page 10 of 13 Pages
---------------------                                  -------------------

                              SCHEDULE I

                  EXECUTIVE OFFICERS AND DIRECTORS OF
                     BUSCH INVESTMENT CORPORATION


NAME AND BUSINESS ADDRESS          POSITION WITH THE COMPANY
-------------------------          -------------------------
 William J. Kimmins Jr.*           Chairman of the Board and President

 H. Murray Sawyer Jr.              Vice President
 1220 North Market Street
 Suite 606
 Wilmington, Delaware 19801

 Laura H. Reeves*                  Secretary

 David C. Sauerhoff*               Treasurer

 Denise R. Lynch*                  Assistant Treasurer-International

 John D. Castagno*                 Tax Controller

 William J. Kimmins Jr.*           Director

 Denise R. Lynch*                  Director

 H. Murray Sawyer Jr.              Director
 1220 North Market Street
 Suite 606
 Wilmington, Delaware 19801

* The business address of each such person is One Busch Place, St. Louis, Missouri 63118-1852.

                             SCHEDULE 13D
                              (Am. No.1)
---------------------                                  -------------------
CUSIP No. 757473 10 3                                  Page 11 of 13 Pages
---------------------                                  -------------------

                              SCHEDULE II

                  EXECUTIVE OFFICERS AND DIRECTORS OF
                     ANHEUSER-BUSCH COMPANIES, INC.


NAME AND                                                              PRINCIPAL OCCUPATION OF
BUSINESS ADDRESS            POSITION WITH COMPANY                     NON-EMPLOYEE DIRECTORS
----------------            ---------------------                     -----------------------
 Patrick T. Stokes*          President and Chief Executive
                             Officer and Director

 August A. Busch III*        Chairman of the Board and Director

 W. Randolph Baker*          Vice President and Chief Financial
                             Officer

 Stephen K. Lambright*       Group Vice President and Chief
                             Legal Officer

 Donald W. Kloth*            Vice President and Group Executive

 John E. Jacob*              Executive Vice President-Global
                             Communications and Director

 Thomas W. Santel*           Vice President-Corporate Development

 Stephen J. Burrows*         Vice President- International
                             Operations

 August A. Busch IV*         Vice President and Group Executive

 Mark T. Bobak*              Vice President-Corporate Human
                             Resources

 Joseph P. Sellinger*        Vice President and Group Executive

 Douglas J. Muhleman*        Group Vice President, Brewing
                             Operations & Technology-Anheuser-
                             Busch, Inc.

 Francine I. Katz*           Vice President-Corporate
                             Communications

 Keith M. Kasen*             Chairman of the Board and President-
                             Busch Entertainment Corporation



                             SCHEDULE 13D
                              (Am. No.1)
                         (Sched. II, cont'd)

---------------------                      -------------------
CUSIP No. 757473 10 3                      Page 12 of 13 Pages
---------------------                      -------------------


 Carlos Fernandez G.         Director                  Vice Chairman of the Board and
 Campos Eliseos No.400                                 CEO, Grupo Modelo, S.A. de C.V.
 piso 18,
 Lomas de Chapultepec
 Mexico, D.F., 11000

 James J. Forese             Director                  Operating Partner and Chief
 1455 Pennsylvania Ave.                                Operating Officer, Thayer
  N.W.                                                 Capital Partners
 Suite 350
 Washington, DC 20004


 James R. Jones              Director                  Co-Chairman and Chief Executive
 1501 M Street, NW                                     Officer, Manatt Jones Global
 Suite 700                                             Strategies
 Washington, DC 20005

 Charles F. Knight           Director                  Chairman of the Board, Emerson
 8000 West Florissant                                  Electric Company
  Avenue
 P.O. Box 4100
 St. Louis, MO 63136

 Vernon R. Loucks, Jr.       Director                  Chairman, The Aethena Group, LLC
 1101 Skokie Boulevard
 Suite 240
 Northbrook, IL 60062

 Vilma S. Martinez           Director                  Partner, Munger, Tolles & Olson
 355 South Grand Ave.
 35th Floor
 Los Angeles, CA 90071

 William Porter Payne        Director                  Partner, Gleacher Partners, LLC
 3455 Peachtree Rd.,
  NE, Suite 975
 Atlanta, GA 30326


                             SCHEDULE 13D
                              (Am. No.1)
                         (Sched. II, cont'd)

---------------------                      -------------------
CUSIP No. 757473 10 3                      Page 13 of 13 Pages
---------------------                      -------------------

 Joyce M. Roche'             Director                  President and Chief Executive
 120 Wall Street                                       Officer, Girls Incorporated
 New York, NY 10005

 Henry Hugh Shelton          Director                  President, International
 One Fountain Square                                   Operations, M.I.C. Industries
 11911 Freedom Drive
 Reston, VA 20190-5668

 Andrew C. Taylor            Director                  Chairman and Chief Executive
 600 Corporate Park Dr.                                Officer, Enterprise Rent-A-Car
 St. Louis, MO 63105                                   Company

 Douglas A. Warner III       Director                  Former Chairman of the Board,
 345 Park Avenue                                       J.P. Morgan Chase & Company
 11th Floor
 New York, NY 10154

 Edward E. Whitacre, Jr.     Director                  Chairman and Chief Executive
 175 E. Houston,                                       Officer, SBC Communications Inc.
 Suite 1300
 San Antonio, TX 78205

* The business address of each such person is One Busch Place, St. Louis, Missouri 63118-1852.